SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------


                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 20)


                  American International Petroleum Corporation
                                (Name of Issuer)

                          Common Stock. $.08 par value
                         (Title of Class of Securities)

                                   026909-20-0
                                 (CUSIP Number)

                               Charles Snow, Esq.
                             Snow Becker Krauss P.C.
                                605 Third Avenue
                            New York, New York 10158
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                February 21, 1997
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].



                                Page 1 of 4 pages

                       Exhibit Index is located on page 4

                                  SCHEDULE 13D

CUSIP No. 026909-20-0                                          Page 2 of 4 Pages
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

          George N. Faris                                            ###-##-####

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) [ ]
                                                        (b) [ ]

3) SEC USE ONLY


4) SOURCE OF FUNDS
      00  (See Item 3)

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                   [ ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                  7)  SOLE VOTING POWER
                      2,595,176  (See Item 5)

NUMBER            8)  SHARED VOTING POWER
OF SHARES             None
BENEFICIALLY
OWNED BY          9)  SOLE DISPOSITIVE POWER
EACH                  2,595,176  (See Item 5)
REPORTING
PERSON            10) SHARED DISPOSITIVE POWER
WITH                  None

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,595,176 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                       [X]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.3%

14)  TYPE OF REPORTING PERSON
        IN


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                                                               Page 3 of 4 pages

         Except as set forth in this Amendment No. 20 to Schedule 13D (the "Amendment"), the Schedule 13D of the Reporting Person, as amended by Amendments No. 1 thru 19, with respect to the shares of Common Stock, par value $.08 ("Shares"), of American International Petroleum Corporation, a Nevada corporation (the "Issuer"), remains in full force and effect.

Item 3.   Source and Amount of Funds or Other Consideration.

         The Issuer granted to the Reporting Person, on October 22, 1996, options to purchase 1,000,000 Shares of the Issuer's Common Stock until October 21, 1999 at an exercise price of $.50 per Share pursuant to a stock option plan approved by the shareholders of the Issuer. Shares underlying 250,000 of such options were immediately exercisable, 500,000 become exercisable on April 22, 1997, and the remaining 250,000 Shares become exercisable on October 22, 1997. The grant of the stock options was without consideration, as an incentive to the Reporting person to exert his utmost efforts on behalf of the Issuer.

Item 4.  Purpose of Transaction.

         This transaction is being reported as of February 21, 1997, because the Reporting Person's beneficial ownership changes on that date due to 500,000 stock options becoming exercisable on April 22, 1997 (60 days thereafter), as discussed in Item 3 above. The Reporting Person acquired the stock options as an incentive to the Reporting Person to exert his utmost efforts on behalf of the Issuer. The Issuer has agreed to register the Reporting Person's stock options and certain of his shares of common stock of the Issuer pursuant to a Registration Statement filed under the Securities Act of 1933, as amended. Absent any change in personal circumstances, the Reporting Person intends to maintain his equity position in the Issuer. The Reporting Person, however, intends to review on a continuing basis his investment in the Issuer and may, depending upon his evaluation of his financial planning, upon the Issuer's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of his position in the Issuer.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person may be deemed to beneficially own 2,595,176 Shares, representing approximately 7.3% of the outstanding Shares of the Issuer (based on 34,450,503 Shares of the Issuer reported to be outstanding as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).

         The beneficial ownership amount excludes the 29,800 Shares owned by the Reporting Person's wife, Claudette Faris, with respect to which the Reporting Person disclaims beneficial ownership, and excludes the 250,000 unvested options described above.

                                                               Page 4 of 4 pages

         (b) The Reporting Person, as of April 22, 1997, will have sole voting power over 2,595,176 Shares (including Shares underlying warrants to purchase 285,669 Shares and options to purchase 952,500 Shares and excluding 250,000 Shares underlying options which are not exercisable until October 22, 1997). Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership as to 29,800 Shares owned by Claudette Faris, the Reporting Person's wife, and they are not included in the number stated on lines 7, 9 and 11 of the cover sheet. The Reporting Person has sole dispositive power over 2,595,176 Shares (including such warrants and options to purchase 1,238,169 Shares).

         (c) The Reporting Person has not, in the past sixty days, engaged in any transactions involving Shares of the Issuer.

         (d) and (e) N/A.


Item 7.  Material to be Filed as Exhibits.

         1) Stock Option Agreement between the Reporting Person and the Issuer, dated as of October 22, 1996.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 1997

                                                /s/ George N. Faris
                                             -------------------------
                                                George N. Faris



                                  EXHIBIT INDEX


         1) Stock Option Agreement between the Reporting Person and the Issuer, dated as of October 22, 1996.